Exhibit (a)(5)(D)

IMMEDIATE NEWS RELEASE

SCHMITT INDUSTRIES ANNOUNCES FINAL RESULTS OF DUTCH TENDER OFFER

PORTLAND, OR, July 21, 2020 – Schmitt Industries, Inc. (NASDAQ: SMIT) (the “Company” or “Schmitt”) today announced the final results of its previously announced cash tender offer to purchase up to $2.5 million of Schmitt’s common stock at a price per share not less than $3.00 and not greater than $3.25 (the “Offer”). The Offer expired at 5:00 p.m., Eastern Time, on Monday, July 20, 2020.

Based on the final count by Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer, the Company has accepted for purchase 72,159 shares of Schmitt’s common stock, for an aggregate cost of approximately $234,516.75, excluding fees and expenses relating to the Offer. Since the Offer was not fully subscribed, no proration was required and all shares validly tendered and not withdrawn were accepted for purchase. The depositary will promptly issue payment for the shares purchased.

The shares purchased represent approximately 1.9% of the Company’s common stock issued and outstanding as of July 20, 2020. Following consummation of the Offer, the Company has 3,705,697 shares of common stock outstanding.

Questions concerning the Offer may be directed at the information agent, InvestorCom LLC, by telephone, at (877) 972-0090, or by mail addressed to InvestorCom LLC, 19 Old Kings Highway S., Suite 210, Darien, Connecticut 06820.

About Schmitt Industries

Schmitt Industries, Inc., founded in 1987, designs, manufactures and sells high precision test and measurement products, solutions and services through its Acuity® and Xact® product lines. Acuity provides laser and white light sensor distance measurement and dimensional sizing products, and our Xact line provides ultrasonic-based remote tank monitoring products and related monitoring revenues for markets in the Internet of Things environment.

Safe Harbor Statement

This document may contain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors. A complete discussion of the risks and uncertainties that may affect Schmitt’s business, including the business of its subsidiary, is included in “Risk Factors” in the Company’s most recent Annual Report on Form 10-K as filed by the Company with the Securities and Exchange Commission.

Contact:

Schmitt Industries, Inc.

Michael R. Zapata

Chief Executive Officer

(503) 227-7908